June 10, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC
Amendment No. 2 to Registration Statement on Form S-4
Filed May 12, 2022
File No. 333-262465

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 1, 2022, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on May 12, 2022.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Form S-4 (the “Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Balance Sheet, page 125

1.	Give pro forma balance sheet effect to the tax receivable agreement. To the extent such adjustments will vary due to the uncertainty of future factors, please describe in a footnote to the pro forma financials this circumstance and the range of possible results. Also, provide a comprehensive discussion of the tax receivable agreement in the introduction to the pro forma financial statements including the estimated tax benefits to New Rubicon subject to the tax receivable agreement and the related undiscounted payable to the TRA Holders if all of the outstanding Class B Units are immediately exchanged. In addition, please describe the facts and circumstances of the termination payment.

Response: The Company acknowledges the Staff’s comment and has revised the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, to include the requested footnote, additional detail regarding the Tax Receivable Agreement and the facts and circumstances of the termination payment.

2.	Regarding the Non-Controlling Interests, please describe in footnote (l) how they are contingently redeemable and advise us. Tell us if a future redemption could be for cash and, if so, explain to us your consideration of whether the amounts involved should be classified outside of permanent equity in accordance with ASC 480-10-S99-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in FASB ASC 480-10-S99-3A and has concluded that it is appropriate to classify the non-controlling interest within permanent equity.

ASC 480-10-S99-3A requires that preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The Company respectfully advises the Staff that in accordance with Article 11 of Rubicon Technologies Holdings LLC’s (“Rubicon”) Eighth A&R LLC Agreement the holders of Rubicon Class B Units (“NCI”) will have the right, at quarterly exchange dates set by Rubicon or prior to certain extraordinary transactions, to cause Rubicon to redeem these units, together with an equal number of Domestication Class V Common Stock, in exchange for an equal number of shares of Domestication Class A Common Stock or cash. New Rubicon has the option to satisfy any redemption either through exchanging cash or Domestication Class A Common Stock. Certain holders of the Rubicon Class B Units appoint the majority of the board members of New Rubicon.

However, management considered certain SEC staff comments1 in determining whether the NCI should be classified in temporary equity. The SEC staff has stated that permanent equity classification is acceptable in circumstances where the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by exchanging the redeemable security for a permanent equity security (considering the requirements in ASC 815-40-25 to ensure that the issuer has the ability to settle in shares) or limiting the redemption to the cash proceeds to be received from a new permanent equity offering, with appropriate disclosure.

In this case, even if Rubicon is required to settle the exchange of the NCI in cash, the cash delivered in the exchange is limited to the cash proceeds to be received from a new permanent equity offering (through concurrent issuance of Domestication Class A Common Stock). Therefore, because there is no scenario outside of New Rubicon’s control that may result in settlement of the NCI in cash in excess of cash proceeds to be received from a new permanent equity offering, we determined it is appropriate to classify the NCI as permanent equity in its consolidated financial statements.

Further, Rubicon considered ASC 815-40-25, which provides that contracts that require physical settlement or net share settlement, or contracts that give Rubicon a choice of net cash settlement, be classified as equity provided that the criteria of paragraph ASC 815-40-25-10 are met. Management determined that the criteria outlined in ASC 815-40-25-10 are met. Therefore, New Rubicon fully controls the ability to settle any NCI exchange in Domestication Class A Common Stock and the NCI is thus classified as permanent equity.

Upon exchange of the NCI, the holders are required to forfeit the Domestication Class V Common Stock. Therefore there is similarly no scenario outside of the Company’s control that may result in settlement of the Domestication Class V Common Stock in cash in excess of cash proceeds to be received from a new permanent equity offering, the Company determined it is appropriate to classify the Domestication Class V Common Stock in permanent equity in its consolidated financial statements. Accordingly, the presentation of the Domestication Class V Common Stock within the Unaudited Pro Forma Condensed Balance Sheet has been revised.

Management’s Discussion and Analysis of Financial Condition..., page 167

3.	Please discuss in detail the nature and terms of the Tax Receivable Agreement including the anticipated impact on future results of operations and liquidity.

Response: The Company acknowledges the Staff’s comment and has revised pages 87 through 89 to Amendment No. 3, to provide additional detail regarding the nature and terms of the Tax Receivable Agreement and pages 178, 188, and 189 to Amendment No. 3 to include a discussion of the anticipated impact on New Rubicon’s future results of operations and liquidity.

[1]	Per the “SEC Staff Interpretations in Registrant Matters Involving Accounting and Auditing Issues” presented at the 1992 AICPA National Conference on Current SEC Developments.

Components of Results of Operations, page 169

4.	Please revise to quantify the extent to which you expect that trends in your operating results will be impacted by the recognition of stock based compensation expense upon the completion of the merger.

Response: The Company acknowledges the Staff’s comment and has revised page 180 to Amendment No. 3, to quantify the extent to which Rubicon expects that trends in its operating results will be impacted by the recognition of stock based compensation expense upon the completion of the merger.

Key Metrics and Non-GAAP Financial Measures Exit rate revenue, page 175

5.	We note your response to prior comment 5. So that we may better understand this metric and its usefulness to investors, please address the following:

a.	Provide us with a detailed example showing the specific inputs you use to calculate this metric as of period-end.

b.	Explain why you believe it is appropriate to include estimates of forecasted annualized revenue for recently executed contracts whose related services have not commenced as of period-end and may not begin for up to 90 days.

c.	For recently executed contracts whose related services may not begin for up to 90 days, tell us how you determined the amount of forecasted annualized revenue to include in your calculation of ERR as of period-end.

d.	Clarify if your calculation of ERR also excludes revenue from contracts where you ceased providing services either as of period-end and/or are expected to cease providing services after period-end. If so, explain how you determined the amount of revenue to exclude. If not, please explain why these amounts are not excluded.

e.	Tell us about your historical customer renewal rates and how you considered customer churn in your ERR calculation.

f.	Explain why you believe that annualizing revenue from the sale of recycling commodities accurately depicts recurring revenue. Unlike service revenues that are recognized over time, this revenue stream is recognized at a point in time and is highly sensitive to fluctuations in the price of recyclable commodities.

Response: The Company acknowledges the Staff’s comment and has taken this into consideration. In furtherance of our discussion with Staff, the Company has removed references to and discussion of “Exit rate revenue” from Amendment No. 3.

6.	Please revise the name of your exit rate revenue metric to exclude the reference to “revenue” which could be confusingly similar to GAAP revenue.

Response: The Company acknowledges the Staff’s comment and has taken this into consideration. In furtherance of our discussion with Staff, the Company has removed references to and discussion of “Exit rate revenue” from Amendment No. 3.

Adjusted gross profit and Adjusted gross profit margin, page 176

7.	We note your response to prior comment 6. Please revise to clarify what is meant by the statement that adjusted gross profit and adjusted gross profit margin provide “additional information regarding the markup and margin we charge that are incremental to our marketplace vendor costs.” Please also revise to more clearly explain how management uses adjusted gross profit and adjusted gross profit margin to assess your digital platform’s operating performance.

Response: The Company acknowledges the Staff’s comment and has revised page 185 to Amendment No. 3, to clarify existing disclosure and provide additional disclosure regarding Rubicon management’s use of such metrics.

Exit rate adjusted gross profit, page 177

8.	We note your response to prior comment 9. In light of the fact that your calculation of ERAGP and ERAGP margin rely heavily upon your calculation of ERR, we are considering your response and may have further comments based upon the outcome of our comments on ERR.

Response: The Company acknowledges the Staff’s comment and has taken this into consideration. In furtherance of our discussion with Staff, the Company has removed references to and discussion of “Exit rate adjusted gross profit” from Amendment No. 3.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC

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